UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

GMX Resources Inc.
(Name of Issuer)

Common stock, par value $.001 per share
(Title of Class of Securities)

38011M108
(CUSIP Number)

James Ruggerio c/o Chatham Asset Mangement, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928 Telephone Number (973) 7012431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	38011M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anthony Melchiorre

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

505,198

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

505,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

505,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.82%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	38011M108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Chatham Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

505,198

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

505,198

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

505,198

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.82%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	38011M108

Item 1.	Security and Issuer.

The name of the issuer is GMX Resources Inc., an Oklahoma corporation (the "Issuer").  The address of the Issuer's principal executive offices is One Benham Place, 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114.  This Schedule 13D relates to the Issuer's Common stock, par value $.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Anthony Melchiorre, a United States Citizen and (ii) Chatham Asset Management, LLC, a Delaware limited liability company ("Chatham").  Chatham and Mr. Melchiorre are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for each of the Reporting Persons is 26 Main Street, Suite 204, Chatham, New Jersey 07928.

(c)
The principal business of Mr. Melchiorre is to act as the managing member of Chatham, an investment management firm that serves as investment manager of pooled investment vehicles.  The principal business of Chatham is to serve as investment manager to pooled investment vehicles.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used to purchase the Shares deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by Chatham.

The total cost of the Shares that the Reporting Persons may be deemed to beneficially owned is $1,416,417.

No borrowed fund were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares (the "Chatham Shares") directly from the Issuer in a private placement transaction based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The acquisitions of the Chatham Shares were made in the ordinary course of the Reporting Persons' investment activities and the Chatham Shares are currently held for investment purposes, subject to the following.

The Issuer announced that it is exploring financing alternatives, including a potential restructuring of the Issuer's balance sheet in light of its current liquidity and cash needs.  As a result of this announcement, the Reporting Persons have engaged in preliminary discussions with the Issuer's management and members of the Issuer's Board of Directors concerning any potential transactions that may be deemed to have the purpose or effect of changing or influencing control of the Issuer, or that may be in connection with or relating to the Reporting Persons as a participant in any transaction having that purpose or effect, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons have had discussions concerning the potential financing alternatives with other significant shareholders of the Issuer.

The Reporting Persons may have further discussions with the Issuer's management and members of the Issuer's Board of Directors regarding operational, strategic, financial or governance matters with the intent of maximizing shareholder value.  In addition, the Reporting Persons may have discussions with other parties, including significant shareholders of the Issuer, regarding the Issuer and future plans of proposals with respect to the Issuer and its securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Chatham and Mr. Melchiorre may be deemed to be the beneficial owners of 505,198 Shares, constituting 6.82% of the Shares, based upon 7,405,452 Shares outstanding as of the date hereof based on discussion with the Issuer.

Each of Mr. Melchiorre and Chatham has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 505,198 Shares.  Each of Mr. Melchiorre and Chatham has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 505,198 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the reported Shares, each of Mr. Melchiorre and Chatham are the beneficial owners of $85,336,939 aggregate principal amount of Senior Secured Notes with a maturity date of 12/01/2017 and a coupon of 11%.  Each of Mr. Melchiorre and Chatham are the beneficial owners of $12,058,000 aggregate principal amount of Senior Secured Notes with a maturity date of 12/01/2017 and a coupon of 15%.

Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  An agreement relating to the filing of a join statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B:  Schedule of Transactions in Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2013
(Date)

/s/ Anthony Melchiorre
Anthony Melchiorre

Chatham Asset Management, LLC

By: /s/ Anthony Melchiorre
Anthony Melchiorre Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 11, 2013, relating to the Common stock, par value $.001 per share of GMX Resources Inc. shall be filed on behalf of the undersigned.

March 11, 2013
(Date)

/s/ Anthony Melchiorre
Anthony Melchiorre

Chatham Asset Management, LLC

By: /s/ Anthony Melchiorre
Anthony Melchiorre Managing Member

Exhibit B

Transactions – Chatham and Anthony Melchiorre

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

01/11/2013	Common stock, par value $.001	14,300	7.6134
01/14/2013	Common stock, par value $.001	193	7.4500
01/15/2013	Common stock, par value $.001	28,246	7.1798
01/17/2013	Common stock, par value $.001	5,935	7.2596
01/18/2013	Common stock, par value $.001	11,700	7.1697
01/23/2013	Common stock, par value $.001	584	6.9800
01/24/2013	Common stock, par value $.001	9,809	6.9007
02/12/2013	Common stock, par value $.001	18,283	6.0415
02/13/2013	Common stock, par value $.001	4,100	5.8199
02/20/2013	Common stock, par value $.001	1,299	2.6350

SK 21847 0005 1364978